02033963

Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PROCESSED
MAY 2 0 2002
THOMSON FINANCIAL

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Dated April 24, 2002

SEC MAIL PROCESSING RECEIVED MAY 1 0 2002 WASH. D.C. 164 SECTION

VODAFONE GROUP PUBLIC LIMITED COMPANY
(Exact name of registrant as specified in its charter)

THE COURTYARD, 2-4 LONDON ROAD, NEWBURY, BERKSHIRE, RG14 1JX, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _T_ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No _T_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________

This Report on Form 6-K contains the following:-

1. News release dated March 25, 2002 entitled "VODAFONE LAUNCHES FIRST COMMERCIAL EUROPEAN GPRS ROAMING SERVICE".

2. News release dated March 25, 2002 entitled "VODAFONE EXTENDS GPRS INTERNET AND REMOTE ACCESS SERVICES WITH INTERNATIONAL ROAMING".

3. News release dated March 26, 2002 entitled "VODAFONE'S ARCOR RECEIVES EURO 1BN IN PART PAYMENT FOR AGREED SALE OF TELEMATIK".

4. News release dated March 26, 2002 entitled "VODAFONE BRINGS CUSTOMER SERVICE TO HEATHROW AIRPORT – Vodafone UK announces new 'customer experience' concept at Heathrow Terminal 1 Departure Lounge".

5. News release dated March 28, 2002 entitled "GRANDS PRIX FOR F1 FANS FROM VODAFONE".

6. News release dated April 2, 2002 entitled "VODAFONE ACQUIRES FURTHER 2.2% IN SPAIN ON EXERCISE OF PUT OPTION BY TORREAL".

7. News release dated April 15, 2002 entitled "VODAFONE AND RESEARCH IN MOTION TO DELIVER BLACKBERRY™ TO VODAFONE UK CORPORATE CUSTOMERS".

8. News release dated April 17, 2002 entitled "UPGRADE YOUR VODAFONE PREPAY PHONE, KEEP YOUR OLD NUMBER AND GET £20 CALLING CREDIT FREE".

9. News release dated April 22, 2002 entitled "BUY-OUT OF MINORITY SHAREHOLDERS IN VODAFONE AG".

10. News release dated April 23, 2002 entitled "BRITISH BUSINESS TRAVELLERS PREFER MOBILE PHONES TO CLEAN UNDERWEAR!".

This report on 6-K contains a Stock Exchange Announcement dated April 15, 2002.

2002/026
25 March 2002

VODAFONE LAUNCHES FIRST COMMERCIAL EUROPEAN GPRS ROAMING SERVICE

Vodafone Group Plc ("Vodafone") today announces it is the first mobile operator to offer commercial GPRS roaming across Europe. Vodafone customers in 12 countries including Belgium, France, Germany, Greece, Ireland, Italy, The Netherlands, Portugal, Spain, Sweden, Switzerland and the UK will be able to access their Vodafone services over GPRS in a growing number of destinations when travelling in Europe. Vodafone intends to progressively expand GPRS roaming to cover other networks, including all remaining European Vodafone operators and partner networks by the end of the year.

Vodafone customers will be able to seamlessly access services such as corporate e-mail, intranet and personalised information on their mobile phones, lap tops or PDAs over GPRS. Customers will experience the same Vodafone "look and feel" and will receive the same consistent levels of Vodafone service performance and security which they experience on their home Vodafone networks.

Ease of use is the key to Vodafone's GPRS roaming service. Vodafone customers travelling abroad access their GPRS services in exactly the same way as they do at home. There is no requirement for customers to input additional service access codes to use their services. An inherent characteristic of all Vodafone global services is that they are easy to use wherever you are and by accessing their services over GPRS, customers will benefit from faster download speeds and "always on", mobile connectivity.

Vodafone customers will be billed on a volume basis for accessing their data services over GPRS whilst roaming in Europe. GPRS is a packet switched based service, so customers only pay for the amount of data they download and send, rather than the amount of time they spend accessing their services.

Thomas Geitner, Chief Executive, Global Products and Services, Vodafone, said:

"Vodafone customers are the first to benefit from fast and easy access to their data services across a large part of Europe. Our travelling customers will now be able to access their data services as easily as they do at home. This means greater productivity and ease of use for our customers and the ability to stay in touch with colleagues, friends and family whilst travelling.

More/...

Vodafone Group Plc
The Courtyard, 2-4 London Road, Newbury, Berkshire RG14 1JX, England
Telephone: (07000) 500100, Facsimile: (01635) 677139
World-Wide Web Home Page http://www.vodafone.com

"Our ability to deliver commercial GPRS roaming in Europe through the Vodafone footprint will unlock our corporate customers' requirement for access to data services whilst travelling, which will generate new data roaming revenue."

- ends -

For further information contact:
Vodafone Group Plc
Tim Brown, Group Corporate Affairs Director
Melissa Stimpson, Head of Group Investor Relations
Bobby Leach, Head of Group Financial Media Relations
Darren Jones, Senior Investor Relations Manager
Jon Earl, Senior Group Communications Manager
Janine Young, Group Communications Manager
Tel: +44 (0) 1635 673310

Tavistock Communications
Lulu Bridges / John West
Tel: +44 (0) 20 7600 2288

NOTES TO EDITORS:

The following list details current GPRS roaming arrangements across Vodafone's European operators and partners. Increasing numbers of GPRS roaming arrangements will be signed over the coming months, opening up more destinations for Vodafone customers to use GPRS services when travelling.

Proximus (Belgium): Vodafone Netherlands, Vodafone Spain and Vodafone UK – roaming-in service
SFR (France): Omnitel Vodafone (Italy), Vodafone Netherlands, Vodafone Portugal and Vodafone UK
Vodafone Germany: Vodafone Ireland, Vodafone Portugal, Vodafone Spain, Swisscom Mobile (Switzerland) and Vodafone UK
Vodafone Greece: Vodafone Netherlands, Vodafone Spain and Vodafone UK – roaming-in service
Vodafone Ireland: Vodafone Germany*, Vodafone Portugal, Vodafone Spain, Swisscom Mobile (Switzerland) and Vodafone UK
Omnitel Vodafone (Italy): SFR (France), Vodafone Germany*, Vodafone Portugal, Vodafone Spain, Swisscom Mobile (Switzerland) and Vodafone UK
Vodafone Netherlands: Proximus (Belgium), SFR (France), Vodafone Spain, and Vodafone UK
Vodafone Portugal: SFR (France), Vodafone Germany*, Vodafone Ireland, Omnitel Vodafone (Italy), Vodafone Spain, Swisscom Mobile (Switzerland) and Vodafone UK
Vodafone Spain: Proximus (Belgium), Vodafone Germany*, Vodafone Greece, Vodafone Ireland, Omnitel Vodafone (Italy), Vodafone Netherlands, Vodafone Portugal, Swisscom Mobile (Switzerland) and Vodafone UK

More/...

Europolitan Vodafone (Sweden) service launches 31 March 2002 with: Vodafone Germany*, Omnitel Vodafone (Italy) and Vodafone UK
Swisscom Mobile (Switzerland): Vodafone Germany*, Vodafone Ireland, Omnitel Vodafone (Italy), Vodafone Spain and Vodafone UK
Vodafone UK service launches 2 April 2002 with: Proximus (Belgium), SFR (France), Vodafone Germany*, Vodafone Greece, Vodafone Ireland, Omnitel Vodafone (Italy), Vodafone Netherlands, Vodafone Portugal, Vodafone Spain and Swisscom Mobile (Switzerland)

* GPRS roaming in Germany (Vodafone Germany) will not be available nationwide until the end of April 2002. At launch, services will be available in the following regions:

- Ruhrgebiet – including Dusseldorf, Koln and Essen
- Rhein-Area - Bonn Mainz
- Rhein-Main - including Frankfurt and Wiesbaden.

2002/027
25 March 2002

VODAFONE EXTENDS GPRS INTERNET AND REMOTE ACCESS SERVICES WITH INTERNATIONAL ROAMING

From 2nd April 2002 Vodafone UK customers will be able to use their GPRS Internet and remote access services when travelling abroad in 14 countries*. Customers will access these services, including WAP, in exactly the same way as they do in the UK. No changes in codes or settings are required.

At launch the service will be available in the following countries: Austria, Belgium, Denmark, France, Germany, Greece, Hong Kong, Ireland, Italy, the Netherlands, Portugal, Spain, Sweden and Switzerland.

Vodafone UK's GPRS services allow customers to access their corporate e-mail and intranet, surf the web or use WAP from GPRS mobile phones, laptops and PDAs. In order to use the service customers simply need to contact their Vodafone UK Service Provider to request access.

"Vodafone customers already use their mobile phones when they travel overseas. With the addition of fast and easy access to data services abroad, individuals can now keep abreast of the very latest developments while away - whether e-mailing clients, sending documents to colleagues or reading the latest news on the Internet. As the look and feel of the service remains the same, we are confident customers will find it easy to use," said Gavin Darby, Chief Operating Officer of Vodafone UK.

Vodafone UK intends to progressively extend GPRS international roaming to cover all networks that offer GPRS services around the world.

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For further information contact:
Ben Taylor or Lucy Rich
At the Vodafone Group Press Office
Telephone: 07000 500100
E-mail: press.office@vodafone.com

More/...

NOTES TO EDITORS:

* GPRS International roaming is available with the following networks:-

- Connect (Austria)
- Proximus (Belgium)
- Sonofon (Denmark)
- SFR (France)
- Vodafone Germany
- Vodafone Greece
- Hong Kong SCL
- Vodafone Ireland
- Omnitel Vodafone (Italy)
- Vodafone Netherlands
- Vodafone Portugal
- Vodafone Spain
- Europolitan (Sweden)
- Swisscom (Switzerland)

** Subject to the customer having a GPRS tariff and having access to the service when in the UK.

VODAFONE UK

Vodafone UK has been rated best network for customer satisfaction and network quality. In November 2001, Vodafone UK came top in Oftel's quarterly residential survey with 98% of mobile customers surveyed using the Vodafone network being satisfied with the overall service provided by the company. In the same month, Vodafone UK came first in Oftel's nationwide drive-around call success rate survey, achieving an average of 97.4% - topping the charts in six out of nine UK regions, with the biggest leads of nearly 2% being recorded in Scotland and the South East.

Vodafone UK has over 13.1 million customers, the largest share of the corporate mobile communications market and is part of world's largest mobile community. The Newbury-based company offers mobile voice and data communications including GPRS, which was introduced to the corporate market in April 2001 and consumers in June 2001. The Vodafone UK network covers 99% of the population and transmits approximately 9 million text messages every day. Vodafone UK was the world's first mobile operator to introduce international roaming, and currently offers its customers roaming on 306 networks in 131 countries.

2002/028
26 March 2002

VODAFONE'S ARCOR RECEIVES EURO 1BN IN PART PAYMENT FOR AGREED SALE OF TELEMATIK

Vodafone Group Plc ("Vodafone") announces today that, following all necessary approvals, Arcor AG & Co. ("Arcor"), a 73.6% subsidiary of Vodafone AG, has received approximately Euro 1 billion from Deutsche Bahn AG group ("Deutsche Bahn") in connection with the agreement for the sale of the railway specific fixed-line telecommunications activities of Arcor, Arcor DB Telematik GmbH ("Telematik"). This is part of the overall purchase price of Euro 1.15 billion (£708.8 million). The sale is expected to complete in April 2002 following registration in the German commercial register ("Handelsregister").

- ends -

For further information contact:
Vodafone Group Plc
Tim Brown, Group Corporate Affairs Director
Melissa Stimpson, Head of Group Investor Relations
Bobby Leach, Head of Group Financial Media Relations
Darren Jones, Senior Investor Relations Manager
Tel: +44 (0) 1635 673310

Tavistock Communications
John West
Tel: +44 (0) 20 7600 2288

NOTES TO EDITORS:

1. On completion, Arcor will sell 49.9% of Telematik's equity to Deutsche Bahn and enter into a put/call arrangement governing the remaining 50.1%, which will be exercisable at the earliest from 1 July 2002.

2002/029
26 March 2002

VODAFONE BRINGS CUSTOMER SERVICE TO HEATHROW AIRPORT

Vodafone UK announces new 'customer experience' concept at Heathrow Terminal 1 Departure Lounge

Vodafone UK is extending the reach of its customer service in the form of the first ever mobile phone contact, information and assistance zone at Heathrow Airport's Terminal 1 Departure Lounge. Providing support for voice and data services it is the first zone of its kind within an airport, and pending evaluation is likely to be followed by similar projects in other European airports.

Located airside, opposite the BA Executive Lounge, the Vodafone Experience at Heathrow Terminal 1 is designed to demonstrate Vodafone's latest innovations whilst bringing relevant information, support and advice to mobile phone users travelling abroad from Heathrow Terminal 1.

Gavin Darby, Chief Operating Officer, Vodafone UK commented: "Over 14 million individuals pass through Heathrow's Terminal 1 each year*. It is a vitally important gateway to the rest of Europe, and a highly effective platform for us to reach international travellers with timely advice on how to make best use of their mobile phones abroad, whether at work or on holiday."

"The mobile phone is no longer simply about voice calls – it's also about text messaging, email and other mobile applications that are increasingly vital to maintaining seamless contact with home or the office whilst maintaining productivity on the move. Through the Vodafone Experience, we aim to provide the education that ensures the potential for our customers is maximised," Darby added.

The Vodafone Experience will be staffed between 0600 and 1900 seven days a week by a team of 12 Vodafone representatives and is designed to help mobile phone users passing through Heathrow's Terminal 1 Departure Lounge with the following:

- General enquiries
- Battery charging facility for the 15 most popular mobile phones
- Roaming questions
- How to enable voicemail
- How to use text messaging
- How to manually switch networks when abroad
- How to use short code access to voicemail when abroad on Vodafone partner networks
- Swapping SIMs - enabling more numbers to be stored on latest 32k SIM

More/...

Vodafone UK Limited
The Courtyard, 2-4 London Road, Newbury, Berkshire RG14 1JX
Telephone: (07000) 500100, Facsimile: (01635) 677139 / 674478
www.vodafone.co.uk

- Automatic addition of international phone number prefix to all numbers stored on SIM
- Internet access using GPRS via a laptop and a PDA
- Email access using GPRS
- Out of hours Vodafone Customer Care facility

This new concept is being led by Vodafone UK as an integral part of Vodafone's global "How Are You?" communication campaign. Working with JC Decaux Airport UK, it represents a move towards bespoke communication solutions, and will reach a specific and defined audience of travelling mobile phone users in a way that no other mobile telecommunications company has attempted before.

*Source: BAA 2000

For further information contact:

Lucy Rich at Vodafone UK
Telephone: 07000 500100
E-mail: press.office@vodafone.com

Charlotte West at Harvard PR
Telephone: 020 8283 4915
E-mail: charlotte.west@harvard.co.uk

NOTES TO EDITORS:

VODAFONE UK

Vodafone UK has been rated best network for customer satisfaction and network quality. In November 2001, Vodafone UK came top in Oftel's quarterly residential survey with 98% of mobile customers surveyed using the Vodafone network being satisfied with the overall service provided by the company. In the same month, Vodafone UK came first in Oftel's nationwide drive-around call success rate survey, achieving an average of 97.4%. In February 2002, Vodafone UK became the first UK mobile operator to have successfully had its ISO 9001 registration upgraded from the 1994 to 2000 version.

Vodafone UK has over 13.1 million customers, the largest share of the corporate mobile communications market and is part of world's largest mobile community. The Newbury-based company offers mobile voice and data communications including GPRS, which was introduced to the corporate market in April 2001 and consumers in June 2001. The Vodafone UK network covers 99% of the population and transmits approximately 9 million text messages every day. Vodafone UK was the world's first mobile operator to introduce international roaming, and currently offers its customers roaming on 306 networks in 131 countries.

2002/030
28 March 2002

GRANDS PRIX FOR F1 FANS FROM VODAFONE

From 1 April, Grand Prix fans will have the chance to win a range of Formula One prizes including VIP packages to Silverstone and trips to Maranello, the home of the legendary Ferrari racing and road cars.

Vodafone customers need to either send a text, TopUp electronically with £10 or more of calling credit or simply keep their phones on and reply to a 'winning text message' within three hours to be in the running for a prize. By doing all three, customers can really put themselves in pole position for a prize!

Inspired by Vodafone's sponsorship of Ferrari F1, the three promotions, Refuel to Win, Text Drive to Win and Keep Your Phone On will launch on 1 April and run until 26 May.

Refuel to Win: a chance to win one of 8 pairs of VIP packages to the British Grand Prix meeting at Silverstone in July every time a customer carries out an electronic TopUp for £10 or more.
Text Drive to Win: every time customers send a text message they have the chance to win a 5 day holiday for 2 to Florence, which includes a trip to historic Maranello where Ferrari have been making road and race cars for over 50 years.
Keep Your Phone On: 2500 Vodafone and Ferrari limited edition fleeces up for grabs by replying within 3 hours to a 'winning text message'.

"These promotions offer our customers a great chance to share in the excitement of Formula One," says Gavin Darby, Vodafone UK's Chief Operating Officer. "As a sponsor of Ferrari F1 we can bring our customers prizes that are either difficult to get or simply cannot be bought."

The three promotions follow closely in the slipstream of Vodafone's recently launched Grand Prix Trivia Quiz and Grand Prix on the Fone text alert services. Grand Prix on the Fone keeps customers up to date with the latest race weekend information on their favourite teams via text messages – especially useful for those Sundays when you cannot get to a television or are unable to get out of bed in the small hours to watch coverage from the other side of the world!

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More/...

Vodafone UK Limited
The Courtyard, 2-4 London Road, Newbury, Berkshire RG14 1JX
Telephone: (07000) 500100, Facsimile: (01635) 677139 / 674478
www.vodafone.co.uk

For further information contact:
Julien Cozens or Funke Madariola
At the Vodafone Press Office
Telephone: 07000 500 100 or
E-mail: press.office@vodafone.com

NOTES TO EDITORS:

VODAFONE UK

Vodafone UK has been rated best network for customer satisfaction and network quality. In November 2001, Vodafone UK came top in Oftel's quarterly residential survey with 98% of mobile customers surveyed using the Vodafone network being satisfied with the overall service provided by the company. In the same month, Vodafone UK came first in Oftel's nationwide drive-around call success rate survey, achieving an average of 97.4%. In February 2002, Vodafone UK became the first UK mobile operator to have successfully had its ISO 9001 registration upgraded from the 1994 to 2000 version.

Vodafone UK has over 13.1 million customers, the largest share of the corporate mobile communications market and is part of world's largest mobile community. The Newbury-based company offers mobile voice and data communications including GPRS, which was introduced to the corporate market in April 2001 and consumers in June 2001. The Vodafone UK network covers 99% of the population and transmits approximately 9 million text messages every day. Vodafone UK was the world's first mobile operator to introduce international roaming, and currently offers its customers roaming on 306 networks in 131 countries.

news release vodafone

2002/031

2 April 2002

VODAFONE ACQUIRES FURTHER 2.2% IN SPAIN ON EXERCISE OF PUT OPTION BY TORREAL

Vodafone Group Plc ("Vodafone") announces that it has today acquired a further 2.2% stake in Airtel Movil, S.A. ("Vodafone (Spain)") for the Euro equivalent of approximately £0.4 billion following the exercise of a put option held by Torreal, S.A.

Vodafone's equity interest in Vodafone (Spain) is now 93.8%.

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For further information:
Vodafone Group Plc
Tim Brown, Group Corporate Affairs Director
Melissa Stimpson, Head of Group Investor Relations
Bobby Leach, Head of Group Financial Media Relations
Darren Jones, Senior Investor Relations Manager
Tel: +44 (0) 1635 673310

Tavistock Communications
Lulu Bridges / John West
Tel: +44 (0) 20 7600 2288

2002/032
15 April 2002

VODAFONE AND RESEARCH IN MOTION TO DELIVER BLACKBERRY™ TO VODAFONE UK CORPORATE CUSTOMERS

Vodafone UK has signed an agreement with wireless solutions manufacturer, Research In Motion (RIM), to sell its BlackBerry™ wireless email solution in the UK. BlackBerry is expected to be commercially available to Vodafone's UK corporate customers in June 2002.

Gavin Darby, Chief Operating Officer, Vodafone UK commented: "In today's competitive environment, businesses depend more than ever on email as a fast, effective means of written communication. For the majority, access to email at all times is paramount. The ability to respond to time-critical email communication is seen as a key driver for companies looking to increase productivity and efficiency. RIM's proven track record of success and well-established BlackBerry solution, makes this a natural step for Vodafone."

Operating over Vodafone's GPRS (General Packet Radio Service) network BlackBerry provides business users with an 'always on', seamless and secure link to their corporate email inbox. RIM's unique 'push' technology ensures that emails and calendar appointments are forwarded to the user's BlackBerry Wireless Handheld™ wherever they are. There is no need to dial in or log on.

Following Vodafone's announcement of the introduction of its GPRS roaming capability across 14 European countries, BlackBerry users will be able to maintain their link to their corporate inbox over the Vodafone GPRS network while abroad.

Recent research** in North America discovered that BlackBerry users save around an hour per day because they are able to manage their emails when they are away from their desk or out of the office.

Charles Meyer, Director and Vice President, RIM Europe, said: "We are very pleased to enter into this agreement with Vodafone. Through Vodafone's pan-European roaming arrangements for GPRS and the BlackBerry wireless solution, a UK business traveller will be able to stay in touch with his or her corporate email when visiting the major business centres of Western Europe."

More/...

Vodafone UK Limited
The Courtyard, 2-4 London Road, Newbury, Berkshire RG14 1JX
Telephone: (07000) 500100, Facsimile: (01635) 677139 / 674478
www.vodafone.co.uk

Vodafone plans to initially offer the service with support for Microsoft Exchange with Lotus Domino to follow. Availability may be subject to change according to the Service Provider offering the service. Vodafone UK recommends customers contact their Service Provider for availability.

For further information on BlackBerry, please go to www.vodafone.co.uk or www.blackberry.net

**Ipsos Reid, October 2001

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For further information contact:
Lucy Rich or Ben Taylor at Vodafone
Telephone: 07000 500100
E-mail: press.office@vodafone.com
Tilly Quanjer at Research In Motion
Telephone: 01784 223987
E-mail: tquanjer@rim.net

NOTES TO EDITORS:

About Vodafone UK
Vodafone UK has been rated best network for customer satisfaction and network quality. In November 2001, Vodafone UK came top in Oftel's quarterly residential survey with 98% of mobile customers surveyed using the Vodafone network being satisfied with the overall service provided by the company. In the same month, Vodafone UK came first in Oftel's nationwide drive-around call success rate survey, achieving an average of 97.4%. In February 2002, Vodafone UK became the first UK mobile operator to have successfully had its ISO 9001 registration upgraded from the 1994 to 2000 version.

Vodafone UK has over 13.1 million customers, the largest share of the corporate mobile communications market and is part of world's largest mobile community. The Newbury-based company offers mobile voice and data communications including GPRS, which was introduced to the corporate market in April 2001 and consumers in June 2001. The Vodafone UK network covers 99% of the population and transmits over 10 million text messages every day. Vodafone UK was the world's first mobile operator to introduce international roaming, and currently offers its customers roaming on 306 networks in 131 countries. In addition Vodafone offers comprehensive international GPRS coverage with roaming to 14 European countries.

About RIM
Research In Motion Limited is a leading designer, manufacturer and marketer of innovative wireless solutions for the mobile communications market. Through development and integration of hardware, software and services, RIM provides solutions for seamless access to time-sensitive information including email, messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers around the world to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products includes the RIM Wireless Handheld™ product line, the BlackBerry™ wireless email solution, embedded radio-modems and software development tools. Founded in 1984 and based in Waterloo, Ontario RIM operates offices in Canada, the United States and Europe. RIM is listed on the Nasdaq Stock Market and the Toronto Stock Exchange. For more information, visit www.rim.net or www.blackberry.net

news release vodafone

2002/033
17 April 2002

UPGRADE YOUR VODAFONE PREPAY PHONE, KEEP YOUR OLD NUMBER AND GET £20 CALLING CREDIT FREE

Vodafone UK is making it simpler for customers to change their existing prepay phone for a newer model, easily keep the same phone number and give them £20 credit as a thank you for staying with Vodafone.*

Customers simply need to pick the new handset they want, take the box home and follow the instructions. Just one phone call to 17298 from their existing **Vodafone pay as you talk** mobile will ensure that their old number is transferred to the new SIM card and handset.

When changing their phone, customers will also receive an upgraded SIM card which allows access to all the latest services. For example, if customers take their mobile phone overseas it will automatically log on to the local Vodafone network so that features like voicemail work just like they do at home. Also, useful numbers like 191 for Customer Services are already stored on the SIM.

"This is great news for our **pay as you talk** customers," says Gavin Darby, Chief Operating Officer of Vodafone UK. "It will allow both the fashion conscious and those who want to have the latest mobile technology to keep pace with the trends. And as they can upgrade every six months it should appeal to even the most fervent phone fans.

"We are dedicated to giving all our customers the best possible service. Our prepay customers have told us that they want a simple way to change their phone whilst keeping the number that all their friends know. This new service should satisfy that demand, and as a thank you for their loyalty, we are giving them £20 credit."

Customers can choose from a wide range of handsets ranging from the Sony J6, through the Siemens C45 to the Nokia 8210 and Samsung A300.

Vodafone was the first network to introduce a prepay service in the UK in 1997 and now has over 8 million pay as you talk customers.

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Vodafone UK Limited
The Courtyard, 2-4 London Road, Newbury, Berkshire RG14 1JX
Telephone: (07000) 500100, Facsimile: (01635) 677139 / 674478
www.vodafone.co.uk

More/...

For further information contact:
Julien Cozens or Ally Major
At the Vodafone Press Office
Telephone: 07000 500 100 or
E-mail: press.office@vodafone.com

NOTES TO EDITORS:

*Terms & Conditions apply

Customers can upgrade every six months.
Calls to 17298 are free when listening to recorded information and 25p per call when speaking to an adviser, which is required when upgrading.
Lines are open 8 am – 8 pm, Monday to Sunday.
The customer's phonebook is not transferred to the new SIM

news release vodafone

2002/034
22 April 2002

BUY-OUT OF MINORITY SHAREHOLDERS IN VODAFONE AG

Vodafone Group Plc announces that its subsidiary, Vodafone Deutschland GmbH, intends to buy-out the outstanding minority shareholders in Vodafone AG (formerly Mannesmann AG). Vodafone Deutschland GmbH will agree to pay outstanding minority shareholders €217.91 per Vodafone AG share, which includes a compensation payment of €14.71 in respect of guaranteed dividends arising from the domination agreement for the period from 1 January 2001 to 31 March 2002. The Vodafone Group already owns more than 99.6% of the share capital of Vodafone AG and the cost of this transaction is expected to be approximately €430 million. The buy-out requires the approval of shareholders at the Extraordinary General Meeting of Vodafone AG on 11 June 2002 and the Supervisory Board of Vodafone Deutschland GmbH. It also requires entry into the Commercial Register before it becomes legally effective, which is expected to be on or around 11 July 2002.

- ends -

For further information contact:
Vodafone Group Plc
Tim Brown, Group Corporate Affairs Director
Melissa Stimpson, Head of Group Investor Relations
Bobby Leach, Head of Group Financial Media Relations
Darren Jones, Senior Investor Relations Manager
Tel: +44 (0) 1635 673310

Tavistock Communications
Lulu Bridges / John West
Tel: +44 (0) 20 7600 2288

This press release does not constitute an offer to purchase securities.

2002/035
23 April 2002

BRITISH BUSINESS TRAVELLERS PREFER MOBILE PHONES TO CLEAN UNDERWEAR!

Forget a clean change of underwear, toothpaste and a razor - people who travel abroad on business are most lost without their mobile phones, according to a new survey conducted by Continental Research on behalf of Vodafone UK.

Almost half (48 per cent) of all respondents claimed that their mobile was the one item they couldn't live without when travelling on business, whilst 37 per cent said that being out of contact with family and colleagues made business travel an altogether stressful experience. But with more and more people claiming to conduct business whilst on the move, do the high stress levels involved with keeping in constant touch with the home and office mean that mobile workers are less productive than their counterparts?

Commenting on the research, Stephen Brewer, sales and distribution director for Vodafone UK, said, "With one third of British businessmen and women regularly travelling abroad for business purposes, the demand for conducting business while on the move is clear. However, it is concerning to think that most travellers become so stressed by the whole experience that more often than not, their levels of productivity are significantly diminished. As the functionality and popularity of these applications increase, the stress involved in mobile working should hopefully be eased, meaning that employees may start enjoying business trips abroad once more!"

The research comes on the back of the recently-launched Vodafone Experience – the first ever mobile phone contact, information and assistance zone at Heathrow Airport's Terminal 1 Departure Lounge. During the first week of operation alone, the Vodafone Experience served more than 1,600 people, the majority of whom asked for and received demonstrations of Vodafone's GPRS technology. Providing support for voice and data services, the Vodafone Experience is designed to demonstrate the company's latest innovations whilst bring relevant information, support and advice to mobile phone users travelling abroad from Terminal One.

Key Research Findings

- 32% of people questioned said they regularly travel abroad for work purposes.
- 48% of people said that their mobile phone is the one item they cannot live without while travelling abroad.
- 41% of people said that travelling abroad on business is stressful.

Vodafone UK Limited
The Courtyard, 2-4 London Road, Newbury, Berkshire RG14 1JX
Telephone: (07000) 500100, Facsimile: (01635) 677139 / 674478
www.vodafone.co.uk

More/...

- 37% of people said that being out of contact with family and colleagues makes travelling on business stressful.
- Another 25% said that it was the travelling itself which was most stressful.
- 30% of people miss having face-to-face contact with colleagues while travelling on business.
- 23% miss having access to the internal company systems.
- 27% of respondents said that hygiene products were the items they could not live without when travelling abroad.

Continental Research polled 201 Managing Directors, Financial Directors and other senior managers of businesses with an annual turnover of between £1 million and £100 million.

- ends -

For further information contact:

Lucy Rich at Vodafone UK
Telephone: 07000 500100
E-mail: press.office@vodafone.com

Charlotte West at Harvard PR
Telephone: 020 8283 4915
E-mail: charlotte.west@harvard.co.uk

NOTES TO EDITORS:

VODAFONE UK

Vodafone UK has been rated best network for customer satisfaction and network quality. In November 2001, Vodafone UK came top in Oftel's quarterly residential survey with 98% of mobile customers surveyed using the Vodafone network being satisfied with the overall service provided by the company. In the same month, Vodafone UK came first in Oftel's nationwide drive-around call success rate survey, achieving an average of 97.4%. In February 2002, Vodafone UK became the first UK mobile operator to have successfully had its ISO 9001 registration upgraded from the 1994 to 2000 version.

Vodafone UK has over 13.1 million customers, the largest share of the corporate mobile communications market and is part of world's largest mobile community. The Newbury-based company offers mobile voice and data communications including GPRS, which was introduced to the corporate market in April 2001 and consumers in June 2001. The Vodafone UK network covers 99% of the population and transmits approximately 9 million text messages every day. Vodafone UK was the world's first mobile operator to introduce international roaming, and currently offers its customers roaming on 306 networks in 131 countries.

STOCK EXCHANGE ANNOUNCEMENT
Announced at 15:25 hrs
15 April 2002

RNS No: 5446U

15 April 2002 - for immediate release

Vodafone Group Plc ("the Company")

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was advised on 15 April 2002 by Mourant ECS Trustees Limited that on 11 April 2002 the following directors acquired an interest in the following number of ordinary shares of US$0.10 each in the Company at the price of 115p per share pursuant to the rules of the Vodafone Group Profit Sharing Scheme:

	No. of shares
Mr P R Bamford	1158
Sir Christopher Gent	1044
Mr J M Horn-Smith	1158
Mr K J Hydon	1156

S R Scott
Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: April 24, 2002

By: [signature]
Name: Stephen R. Scott
Title: Company Secretary